

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. Richard Coglon
President
HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

      Re: HIP Energy Corporation
              January 14, 2011 supplemental response
              Form 20-F filed April 5, 2010
              File No. 000-30972

Dear Mr. Coglon:

We have reviewed your January 14, 2011 supplemental response to comments issued November 29, 2010 on the Form 20-F filed on April 23, 2010. We have also reviewed the Form 20-F filed on April 5, 2010. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F Supplemental Response, filed January 14, 2011

General

1.   We note your response to comment one of our letter dated November 29, 2010 and reissue the comment. We note that inclusion of projected results of operations in other filings, such as the company's Form 6-K for the period ending March 31, 2010, was not addressed. Please revise or advise.

<u>Item 15T. Controls and Procedures, page 45</u>

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 45</u>

2.   We note in your revised disclosure in response to comment four of our letter dated
November 29, 2010 that your CEO and CFO, "have evaluated the effectiveness of your
internal control over financial reporting (as such term is defined in Rules 13a-15(f) and
15d-15(f) under the Exchange Act as of November 30, 2009 (the "Evaluation Date") are
ineffective". Please further revise to state your *conclusion* on the effectiveness of your
internal control over financial reporting or tell us where your conclusion is located in
your proposed disclosure.

3.   We note your proposed disclosure in response to comment five of our letter dated
November 29, 2010. Please further revise to describe the pervasiveness and impact that
the identified material weaknesses' had on your financial statements.

4.   We note in your response to comment five of our letter dated November 29, 2010 that
financial recording and preparation of internal and filed financial statements were
undertaken by other third parties. Please tell us the third parties that are responsible for
financial recording and preparation of your internal and filed financial statements.

<u>Other</u>

5.   We note your response to comment seven of our letter dated November 29, 2010. Please
tell us whether EEL, Group Rich, HIP Resources and HIP Tech are holding companies.
Also, please tell us whether Messrs. Noonan and Chui are U.S. residents. We may have
further comment.

<u>Form 20-F, filed April 5, 2010</u>

6.   Please revise your Form 20-F to comply with comment one of our November 29, 2010
letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Erin Wilson at (202) 551-6047.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services